Exhibit 77Q1(b)

SUB-ITEM 77D: Policies with respect to security investments

(a)

Prior to April 9, 2009, the Alpine Global Dynamic Dividend Fund (the “Fund”) could utilize up to 5% of its total managed assets on the following investments:

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Put and call options on securities;

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Put and call options on domestic stock indices to hedge against risks of market-wide price movements affecting the Fund’s managed assets; and

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Foreign currency options.

Effective April 9, 2009, the Fund could utilize up to 10% of its total managed assets on the above mentioned investments.

Prior to April 9, 2009, the Fund was permitted to invest in unspecified derivatives, including equity-linked securities. Effective April 9, 2009, the Fund included additional disclosure to its “Investment Objectives and Policies” section of the Fund’s Prospectus specifying investments in equity-linked securities, including participation notes, certificates and equity swaps.

Prior to April 9, 2009, the Fund, under normal circumstances, intended (although not required) to invest in securities of issuers located in approximately 10 to 20 foreign countries, with foreign investments representing approximately 50-80% of the Fund’s assets. Effective April 9, 2009, the Fund could invest in foreign investments representing approximately 20-80% of the Fund’s assets.

A more detailed discussion of the significant attributes of the Alpine Global Dynamic Dividend Fund’s new investment limitations can be found in the Fund’s Prospectus Supplement dated April 9, 2009 filed with the Securities and Exchange Commission.